Meeting of Stockholders - Voting Results

On May 2, 2011, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below. The following votes were recorded:

Proposal 1: To eliminate the Fund’s fundamental investment policy prohibiting the Fund from purchasing securities on margin.

	# of Votes Cast	% of Votes Cast
For	6,802,960	96.96%
Against	206,269	2.94%
Abstain	7,278	0.10%
Non Vote	-	0.00%
TOTAL	7,016,507	100.00%

Proposal 2: To approve amendments to the Fund’s Charter that would permit the Fund’s directors that are elected by holders of the Fund’s preferred stock, at such time that the Fund’s preferred stock is no longer outstanding, to continue to serve as directors of the Fund for the remainder of his or her term and until his or her successor is duly elected and qualified.

	# of Votes Cast	% of Votes Cast
For	6,826,040	97.29%
Against	206,269	2.33%
Abstain	26,693	0.38%
Non Vote	-	0.00%
TOTAL	7,016,507	100.00%

Proposal 3: Election of Directors. Election of Joel W. Looney as Director of the Fund (both common and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	9,515,756	99.97%
Against	3,151	0.03%
Abstain	-	0.00%
Abstain	9,518,907	100.00%

Election of John J. Horejsi as Director of the Fund (only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	455	100.00%
Against	-	0.00%
Abstain	-	0.00%
Abstain	455	100.00%